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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
      For Period Ended:  February 2, 1996

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the transition Period Ended:

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

         50-OFF Stores, Inc.
         -----------------------
         Full Name of Registrant

         8750 Tesoro Drive
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         Address of Principal Executive Office

         San Antonio, Texas  78217
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         City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                      [ ] No       [x] Yes

      (b) The subject annual report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

      50-OFF Stores, Inc. (the Company) is in negotiation to establish a new credit facility. The Company has received a commitment letter subject to terms and conditions. The Company anticipates closing on the new credit facility after the required time to file the Form 10-K.


PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                James G. Scogin                   (210) 805-9300

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [x] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ ] Yes       [x] No

                             50-OFF Stores, Inc.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 2, 1996                 By: James G. Scogin
                                      -----------------------------------------
                                       James G. Scogin
                                       Controller and Chief Accounting Officer